Report on Annual Meeting of Shareholders

	The Annual Meeting of Shareholders of Virtus Global
Multi-Sector Income Fund was held on May 13, 2013. The meeting was held for purposes of electing one (1) nominee to the Board of Trustees.

   The results were as follows:

Election of Trustees
                     Votes For      Votes Withheld
Thomas F. Mann     9,456,611.00      182,085.00

      Based on the foregoing, Thomas F. Mann was re-elected as Trustee. The Fund's other Trustees who continue in office are George R, Aylward, Phillip R. McLoughlin, James M. Oates, and
William R. Moyer.